DLA Piper US LLP 33 Arch Street, 26th Floor Boston, Massachusetts 02110-1447 www.dlapiper.com scott bleier scott.bleier@dlapiper.com T 617.406.6055 F 617.406.6155

April 16, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	RedRoller Holdings, Inc.
Registration Statement on Form SB-2
Amendment No. 1 filed April 16, 2008
SEC File No. 333-148656

Ladies and Gentlemen:

This letter is submitted on behalf of RedRoller Holdings, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form SB-2 filed January 14, 2008 (File No. 333-148656) (the “Registration Statement”), as set forth in your letter to William Van Wyck dated February 13, 2008.  In response to the Staff’s comments, we are filing under separate cover Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).  For reference purposes, the text of your letter dated February 13, 2008 has been reproduced herein (in bold) with responses below each numbered comment.

Form SB-2

Cover Page of Prospectus

1.
Staff Comment:  On the cover page of your prospectus, you state that you are registering 9,077,768 shares issued in your private placement, and 2,622,382 shares underlying warrants issued in your private placement.  These amounts do not reconcile with your discussion on page 3 of your prospectus, where you state that the units you issued in the private placement were convertible into 7,058,824 shares of common stock and warrants to purchase 1,764,706 shares, and that you issued warrants to purchase 352,942 shares of your common stock to broker-dealers who assisted in your private placement.  Please explain the reason for this discrepancy or amend your disclosure, as appropriate.

April 16, 2008

Company Response:  In response to the Staff’s comment, the Company has amended its disclosures related to the shares being registered by revising the cover page of the prospectus and page three of the prospectus.

Selling Stockholders, page 12

2.
Staff Comment:  The opening paragraph of this section states that your prospectus covers shares "all of which are currently outstanding." Elsewhere in your registration statement, including your tabular disclosure in this section, you have stated that the shares that are the subject of your registration statement include both outstanding shares and shares underlying warrants. Please explain the reason for this discrepancy or amend your disclosure, as appropriate.

Company Response:  In response to the Staff’s comment, the Company has amended its disclosures related to the shares being registered by revising the referenced paragraph to clarify that the shares being registered include both outstanding shares as well as shares underlying warrants.

3.
Staff Comment:  For certain selling stockholders that are legal entities you have not disclosed the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Please revise to provide that information. See Interpretation 1.60 of our July 1997 Manual of Publicly Available Telephone Interpretations, and Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Company Response:  In response to the Staff’s comment, the Company has amended its disclosures related to the selling stockholders that are legal entities to include the natural persons who exercise sole or shared voting and/or dispositive powers with respect the shares to be offered by such selling stockholders.

4.
Staff Comment:  We note your disclosure regarding selling stockholders that are registered broker-dealers or affiliates of broker-dealers. Please delete the "we have been advised" limitation in the first two sentences of the fourth paragraph of this section. For the selling stockholder that is a broker-dealer, please either identify the selling stockholder as an underwriter, or revise your disclosure to indicate that the selling stockholder acquired the securities as compensation for investment banking services and provide a description of the investment banking services and the manner in which the compensation for the services was computed, as applicable. In the second sentence of the fourth paragraph of this section, please remove the reference to the broker-dealer, add the phrase "of the securities to be resold" after "at the time of purchase," and replace the phrase "related common stock" with "securities."

April 16, 2008

Company Response:  In response to the Staff’s comment, the Company has modified the referenced sentences in the identified paragraph and has revised the disclosure related to Joseph Gunnar & Co., LLC included in footnote 32 of the selling stockholders table.

Executive Compensation, page 37

1.
Staff Comment:  The Summary Compensation Table must be provided for your last two completed fiscal years. Given that your fiscal year 2007 ended on December 31, 2007, please revise your disclosure to add executive compensation information for 2007.

Company Response:  In response to the Staff’s comment, the Company has added executive compensation information for fiscal year 2007 to the Summary Compensation Table.

Certain Relationships and Related Transactions, page 42

1.
Staff Comment:  Please identify the shareholder to whom the shares of capital stock of AWS were transferred, and disclose the percentage of that related party's share ownership in the registrant, as of the time of the transaction. Please clarify the effect that the surrender of the 8,000,000 shares had on the related party's percentage of ownership. In addition, disclose the approximate dollar amount involved in the transaction and explain how you determined that amount. Describe the procedures that were followed in reviewing and approving this transaction. Tell us whether a written agreement was entered into in connection with this transfer of assets. If so, please explain why that agreement has not been filed as an exhibit.

Company Response:  In response to the Staff’s comment, the Company has revised its disclosure related to the split-off transaction in the Certain Relationships and Related Transactions section of the Registration Statement.  The Company has also included the Split-Off Agreement as an exhibit to the Registration Statement.  Please note that the consideration paid for the assets conveyed in the split-off transaction was the cancellation of shares of common stock held of record by Ms. Sangha and, as such, we have not included the approximate dollar amount involved in the transaction.

2.	Staff Comment: Tell us where you have provided disclosure responsive to Item 404(b) of Regulation S-K, or in your response letter explain why such information is not required in your filing.

Company Response:  In response to the Staff’s comment, the Company has not provided disclosure responsive to Item 404(b) of Regulation S-K because such information is not required to be included in Form SB-2.  In accordance with the general instructions to Form SB-2, the Company has provided the disclosure required by Item 404 of Regulation S-B.

April 16, 2008

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement.  Please do not hesitate to contact the undersigned at (617) 406-6055, Frank Feeney at (617) 406-6063 or Tony Coles at (212) 335-4844 if you have any questions regarding this letter.

Sincerely, /s/ Scott R. Bleier, Esq.

cc:          Anthony P. Coles, Esq.
Francis J. Feeney, Jr., Esq.